[NAM TAI LOGO]                                                      NEWS RELEASE

Represented by PAN PACIFIC I.R. LTD.                     Contact:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                    E-MAIL:  shareholder@namtai.com
TEL:  (604) 669-7800  FAX:  (604) 669-7816                  WEB:  www.namtai.com
TOLL FREE TEL/FAX:  1-800-661-8831


        Nam Tai Exceeds 4th Quarter Sales Guidance with Two New Records

VANCOUVER, CANADA -- January 10, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) is pleased to announce that it has exceeded the 4th Quarter upper sales guidance of $135 million provided in its press release dated October 29, 2004. It has also achieved new monthly and quarterly sales records.

Sales for the month of December 2004 were over $55 million, up around 70% over December 2003 and ahead of the previous record set in June 2004. 4th Quarter 2004 sales were over $150 million, up around 40% over the same quarter in 2003, and ahead of the previous record set in 2nd Quarter 2004.

Year on year, sales in 2004 were over $530 million, up around 30% over 2003 sales of $406 million.

Further detailed information will be finalized and released at the unaudited fourth quarter results & analyst's conference call, details of which are shown below.

The growth in 4th Quarter sales was mainly attributable to FPC sub-assemblies, CMOS sensor modules for mobile phones, and LCD modules.

Mr. Joseph Li, Nam Tai's Chief Executive Officer commented, "We are extremely pleased with the sales, which exceeded our original upper guidance. High oil prices and a strong Yen has resulted in greater outsourcing, especially by Japanese manufacturers during the period, which resulted in additional orders from our customers. We believe this outstanding performance demonstrates Nam Tai's ability to grow in a competitive market environment. With our new factories expected to come on stream providing additional capacity after March 2005, we believe Nam Tai is well prepared for strong business growth in the coming future, which we expect to be brought about by a growing international customer base and an expansion of our product range. The Company looks forward to a successful 2005 with confidence and enthusiasm."

Q4/04 Results & Analyst's Conference Call

The Company will release its unaudited fourth quarter results for the period ended December 31, 2004 after the market closes on Friday, February 4, 2005. The Company will hold a conference call on Monday, February 7, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 4, 2005. Shareholders, media, and interested investors may listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (651) 291-0900 just prior to its start time. Users will be asked to register with the conference call operator.

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Changes to Management

The Company's Chief Financial Officer, Charles Wong, and the Assistant, Joseph Silva, both of whom were still within their probationary periods, have tendered their resignations in the new year for personal reasons.

Mr. Joseph Li, the Company's Chief Executive Officer will assume the C.F.O. position on an interim basis while the Board of Directors commences a search for a suitable candidate. The Company is confident that the above resignations will not cause any disruptions to the smooth daily operations of the Company, which businesses will continue to be handled by the existing staff and management of the four subsidiary companies as before.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak seasons during a year.

Safe Harbor

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.


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